SUB-ITEM 77(H)

CHANGES IN CONTROL OF REGISTRANT

In the month of October 2010, the percentage of shares of Absolute Strategies Fund (the "Fund") registered to Charles Schwab & Co., Inc. fell to 24.97% and thus resulted in a change in control of the Fund. This change is primarily due to the net result of shareholder activity that increased the number of shares of the Fund.